UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2021

Commission File Number: 001-33602

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

(Exact name of registrant as specified in its charter)

No. 2 Disheng Middle Road

Beijing Economic-Technological Development Area

Beijing, People’s Republic of China, 100176

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1): Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7): Not Applicable

CONTENT

Explanatory Note

This current report on Form 6-K was submitted by HollySys Automation Technologies Ltd. (the “Company”) to provide further updates on the recent change of its auditors and its delay in filing its annual report as disclosed in its Form 6-K dated November 2, 2021, as well as the related steps being taken by the Company.

The Company has been collecting information and supporting materials related to the trust arrangements associated with the Company’s issuances of share-based awards in 2009 and 2010, which caused delays to the preparation of the financial statements in relation to the Company’s annual report on Form 20-F. The Company has also initiated an internal review process conducted by a group of designated persons on the trust arrangements.

As disclosed in the Company’s Form 6-K dated November 2, 2021, (i) Ernst & Young Hua Ming LLP (“EY”)’s audit report on the Company’s consolidated financial statements as of and for the year ended June 30, 2020 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles; and (ii) during the audit for the year ended June 30, 2020, there were no disagreements, as defined in Item 16F (a)(1)(iv) of Form 20-F and the related instructions, between the Company and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of EY would have caused them to make reference thereto in their report on the consolidated financial statements for such year.

As disclosed in the Company’s Form 6-K dated November 2, 2021, on October 31, 2021, the Company engaged Union Power HK CPA Limited (“Union Power”) as its independent registered public accounting firm. The change of auditors was made after a careful consideration and evaluation process and approved by the Board of Directors and its audit committee. The Board of Directors has been proactively discussing with EY, the Company’s preceding auditor, in relation to its transition to the successor auditors. The Company intends to make the auditor transition as fast and smooth as possible and has been working diligently with both EY and Union Power to formulate additional audit procedures and gather additional information, including those relating to historical transactions involving the above-mentioned trust arrangements, in order to complete the audit process as soon as practicable.

The change of auditors has not impacted the management’s confidence in the Company’s results of operations. The Company intends to file its annual report as soon as possible upon the completion of the audit process.

The Company will provide its shareholders with further updates in due course.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

By:	/s/ Chit Nim (Colin) Sung
Chit Nim (Colin) Sung
Chief Executive Officer

Date: November 15, 2021